As filed with the Securities and Exchange Commission on June 14, 2005.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MERCER INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Washington	91-6087550
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

14900 Interurban Avenue South
Suite 282
Seattle, Washington, 98168
(206) 674-4639
(Address and telephone number
of registrant’s office)

David M. Gandossi
Mercer International Inc.
14900 Interurban Avenue South
Suite 282
Seattle, Washington, 98168
(206) 674-4639
(Name, address and telephone number
of agent for service)

Copies to:

H.S. Sangra	David R. Wilson
Sangra Moller LLP	Heller Ehrman LLP
1000 Cathedral Place, 925 West Georgia Street	701 Fifth Avenue, Suite 6100
Vancouver, B.C. V6C 3L2	Seattle, WA 98104-7098
(604) 662-8808	(206) 447-0900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum	Amount of
Securities to be	Amount to	Offering Price Per	Aggregate Offering	Registration
Registered	be Registered(1)	Share(2)	Price(2)	Fee
Shares of beneficial interest, $1.00 par value	4,210,526	$7.22	$30,399,997	$3,578

(1)	In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act, the amount to be registered includes an indeterminate number of shares of beneficial interest issuable as a result of stock splits, stock dividends and anti-dilution provisions.

(2)	This estimate is made pursuant to Rule 457(c) of the Securities Act, solely for purposes of determining the registration fee, based on the average of the high and low prices of the shares of beneficial interest on the NASDAQ National Market on June 13, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 14, 2005.
MERCER INTERNATIONAL INC.
4,210,526 Shares of Beneficial Interest

     This prospectus relates to the offering from time to time of up to 4,210,526 of our shares of beneficial interest by the selling securityholders named in this prospectus, which were acquired directly from us pursuant to our acquisition of substantially all of the assets of Stone Venepal (Celgar) Pulp Inc. in February 2005.

     Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol “MERCS” and listed on the Toronto Stock Exchange under the symbol “MRI.U”. On June 13, 2005, the last reported sale price on the Nasdaq National Market, our primary trading market, for our shares of beneficial interest was $7.25 per share and the last reported sale price on May 12, 2005 on the Toronto Stock Exchange for our shares of beneficial interest was $7.78 per share.

     The shares of beneficial interest covered by this prospectus are being registered to permit the selling securityholders, or their pledgees, donees, transferees or other successors in interest, to sell all or a portion of the shares of beneficial interest from time to time in market transactions, in an underwritten offering, in negotiated transactions or otherwise, and at prices and on terms which will be determined by negotiated prices or prevailing market prices, directly or through a broker, who may act as agent or as principal, or by a combination of such methods. See “Plan of Distribution”.

     We will not receive any proceeds from the sale of any of the shares of beneficial interest covered by this prospectus. We have agreed to bear the expenses of registering the shares of beneficial interest covered by this prospectus under federal and state securities laws.

     Investing in our shares of beneficial interest involves a number of risks, including risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

     Neither the Securities and Exchange Commission, referred to as the “SEC”, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2005.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement filed with the SEC. The selling securityholders named in this prospectus may from time to time sell the securities described in the prospectus. You should read this prospectus together with the more detailed information regarding our company, our shares of beneficial interest and our financial statements and notes to those financial statements that appear elsewhere or are incorporated by reference in this prospectus and any applicable prospectus supplement, together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Incorporation of Certain Information by Reference”.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

     This prospectus, including the information incorporated by reference into this prospectus, contains “forward-looking statements”. They can be identified by words such as “estimates”, “projects”, “scheduled”, “anticipates”, “expects”, “intends”, “plans”, “will”, “should”, “believes”, “goal”, “seek”, “strategy” or their negatives or other comparable words. These statements are subject to a number of risks and uncertainties including the risks and uncertainties outlined under “Risk Factors”, many of which are beyond our control. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding:

•	development of our business;

•	demand and prices for our products; and

•	future capital expenditures.

     We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

•	our level of indebtedness;

•	the cyclical nature of our business;

•	our ability to fully implement our business plan with relation to the development and expansion of our operations as planned;

•	our ability to integrate and improve the operations of our recently acquired Celgar pulp mill;

•	our ability to manage our capital expenditures and maintenance costs;

•	our ability to efficiently and effectively manage our growth;

•	our exposure to interest rate and currency exchange rate fluctuations;

•	our use of derivatives;

•	fluctuations in the price and supply of our raw materials;

•	our ability to respond to increasing competition;

•	environmental legislation and environmental risks associated with conditions at our facilities;

•	our ability to negotiate acceptable agreements with our employees;

•	our dependence upon German federal and state grants and guarantees;

•	our dependence upon key personnel;

•	potential disruptions to our production and delivery;

•	difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002;

•	our insurance coverage; and

•	other regulatory, legislative and judicial developments,

any of which could cause actual results to vary materially from anticipated results.

     We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed under “Risk Factors” in this prospectus.

EXCHANGE RATES

     As of January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro, as a significant majority of our business transactions are originally denominated in Euros. Accordingly, our financial statements for the years ended December 31, 2002, 2003 and 2004 and three months ended March 31, 2004 and 2005 incorporated by reference in this prospectus are stated in Euros while certain of our financial information for periods prior to the year ended December 31, 2002 incorporated by reference in this prospectus has been restated in Euros. We translate non-euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.

     The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

						Three Months Ended
	Years Ended December 31,					March 31,
	2004	2003	2002	2001	2000	2005	2004
	(€/$)
End of period	0.7942	0.7938	0.9536	1.1227	1.0646	0.7711	0.8135
High for period	0.8473	0.9652	1.1638	1.1945	1.2087	0.7829	0.8273
Low for period	0.7339	0.7938	0.9536	1.0487	0.9697	0.7421	0.7780
Average for period	0.8040	0.8838	1.0660	1.1219	1.0901	0.7630	0.7992

	(C$/$)
End of period	1.2034	1.2923	1.5800	1.5926	1.4995	1.2094	1.3100
High for period	1.3970	1.5751	1.6129	1.6023	1.5600	1.2562	1.3480
Low for period	1.1775	1.2923	1.5108	1.4932	1.4349	1.1982	1.2690
Average for period	1.3017	1.3916	1.5704	1.5518	1.4870	1.2270	1.3181

     On June 13, 2005, the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was €0.8309 per U.S. dollar and C$1.2578 per U.S. dollar.

     In addition, the financial statements and certain financial information relating to the Celgar pulp mill, which our subsidiary, Zellstoff Celgar Limited (formerly known as 0706906 B.C. Ltd.), acquired in February 2005, incorporated by reference in this prospectus is stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rates as provided by the Bank of Canada, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily noon rates) and the range of high and low exchange rates for these periods:

						Three Months Ended
	Years Ended December 31,					March 31,
	2004	2003	2002	2001	2000	2005	2004
	(C$/€)
End of period	1.6292	1.6280	1.6564	1.4185	1.4092	1.5689	1.6109
High for period	1.6915	1.6643	1.6564	1.4641	1.5047	1.6400	1.6915
Low for period	1.5431	1.4967	1.3682	1.2640	1.2538	1.5671	1.5896
Average for period	1.6169	1.5826	1.4832	1.3868	1.3707	1.6077	1.6475

     On June 13, 2005, the noon rate for the conversion of Canadian dollars to Euros was C$1.5146 per Euro.

SUMMARY

     This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it is not complete and does not contain all the information you will need to make your investment decision. You should read this entire prospectus as well as the information incorporated by reference into this prospectus carefully, including the section entitled “Risk Factors”, before deciding to invest.

Our Company

     Mercer International Inc., referred to as “we”, “our”, “us”, the “Company” or “Mercer”, is a business trust organized under the laws of the State of Washington in 1968. Under Washington law, shareholders of a business trust have the same limited liability as shareholders of a corporation. Our operations are located primarily in Germany and western Canada.

     We operate in the pulp and paper business. We are one of the largest producers of market northern bleached softwood kraft, or “NBSK”, pulp in the world. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. As of March 31, 2005, we employed 1,242 people at our German operations, 407 people were employed at our Celgar mill and seven people at our office in Vancouver, British Columbia, Canada. We operate three NBSK pulp mills with a consolidated annual production capacity of approximately 1.3 million ADMTs:

•	Rosenthal mill. Our wholly-owned subsidiary, Rosenthal, owns and operates a modern, efficient ISO 9002 certified NBSK pulp mill that has an annual production capacity of approximately 310,000 ADMTs. Located near the town of Blankenstein, Germany, the Rosenthal mill is currently one of only two producers of market NBSK pulp in Germany, the other being our Stendal mill.

•	Stendal mill. Our 63.6% owned subsidiary, Stendal, completed construction of a new, state-of-the-art, single-line NBSK pulp mill in September 2004, which is designed to have an annual production capacity of approximately 552,000 ADMTs. Once operating at capacity, we believe the Stendal mill will be one of the largest NBSK pulp mills in Europe. The aggregate cost of the Stendal mill is approximately €1.0 billion. The Stendal project was financed through a combination of government grants totaling approximately €274.5 million, low-cost, long-term project debt which is largely severally guaranteed by the federal government of Germany and the state government of Sachsen-Anhalt, and equity contributions. The Stendal mill is situated near the town of Stendal, Germany, approximately 300 kilometers north of the Rosenthal mill.

•	Celgar mill. In February 2005, we acquired, through a wholly-owned subsidiary, Zellstoff Celgar Limited, a modern, efficient ISO 9001 certified NBSK pulp mill that has an annual production capacity of approximately 430,000 ADMTs. The Celgar mill was completely rebuilt in the early 1990s through an C$850 million modernization and expansion project, which transformed it into a low-cost producer. The Celgar mill is located near the city of Castlegar, British Columbia, Canada, approximately 600 kilometers east of the port city of Vancouver, British Columbia, Canada.

     We also own and operate two paper mills located at Heidenau and Fährbrücke, Germany, which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 ADMTs.

     We maintain offices at 14900 Interurban Avenue South, Suite 282, Seattle, Washington, USA 98168, and the telephone number is (206) 674-4639. We also maintain an office at Suite 2840, P.O. Box 11576, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N8 Canada and the telephone number is (604) 684-1099.

The Offering

Securities offered	4,210,526 shares of beneficial interest, par value $1.00.

Percentage of our outstanding shares	12.7%

Registration rights	On February 14, 2005, we acquired, referred to as the “Acquisition”, substantially all of the assets of Stone Venepal (Celgar) Pulp Inc., or “Celgar”, from KPMG Inc., as receiver of Celgar, or the “vendor”. As part of the consideration of the Acquisition, we issued an aggregate of 4,210,526 of our shares of beneficial interest to the selling securityholders under this prospectus. Pursuant to the terms of the Acquisition, we entered into registration rights agreements, as amended, pursuant to which we agreed to:

• file a shelf registration statement with the SEC for the resale of the shares of beneficial interest issued to the selling securityholders by June 15, 2005; and

• use commercially reasonable efforts to cause the shelf registration statement to become effective as promptly as practicable after filing, but in no event later than 180 days after the closing of the Acquisition and to continue to be effective thereafter.

If we fail to comply with either of these obligations within the specified time periods, or our shares of beneficial interest are not listed on Nasdaq, the New York Stock Exchange or the American Stock Exchange after the deadline for the effectiveness of the registration statement, we will pay liquidated damages as provided in the registration rights agreements, as amended.

Trading	Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol “MERCS” and listed on the Toronto Stock Exchange under the symbol “MRI.U”.

Use of proceeds	We will not receive any proceeds from the sale by any selling securityholder of the shares of beneficial interest offered by this prospectus. See “Use of Proceeds”.

Plan of distribution	The shares of beneficial interest offered by this prospectus are being registered to permit the selling securityholders to sell all or a portion of the shares of beneficial interest from time to time in market transactions, in an underwritten offering, in negotiated transactions or otherwise, and at prices and on terms which will be determined by negotiated prices or prevailing market prices, directly or through a broker, who may act as agent or as principal, or by a combination of such methods. See “Plan of Distribution”.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our shares of beneficial interest.

RISK FACTORS

     You should carefully consider the risks described below, the risks and uncertainties set forth under the heading “Cautionary Statement Regarding Forward-Looking Information” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the Year Ended December 31, 2004, and the other information in this prospectus or incorporated by reference into this prospectus before deciding whether to invest in our shares of beneficial interest. See “Incorporation of Certain Information by Reference” below for a discussion of our SEC filings incorporated by reference. The risks and uncertainties described below are not the only ones facing our company and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The trading price of our shares of beneficial interest could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and incorporated by reference into this prospectus.

Risks Related to Our Shares of Beneficial Interest

Our share price has been and may continue to be volatile.

     The trading price of our shares of beneficial interest has been and may continue to be subject to large fluctuations. Our share price may increase or decrease in response to a number of events and factors, including those described in this Risk Factors section and elsewhere in this prospectus. Also, the trading price of our shares of beneficial interest may bear no correlation to our business and operating performance and may be negatively impacted by events outside our control, including overall market performance, terrorist attacks, analyst reports on our industry and the results and announcements of our competitors.

If a more active trading market does not develop for our shares of beneficial interest, it may be more difficult for you to sell our shares or to sell our shares at a price that you deem sufficient.

     Our shares of beneficial interest are quoted on the Nasdaq National Market. The historic trading volume on such market has been low, with an average daily trading volume for the three months ended March 31, 2005 of approximately 100,536 shares. This prospectus relates to the offering of 4,210,526 shares of beneficial interest, which represents 12.7% of our outstanding shares. We cannot assure you that a more active trading market will develop for our shares of beneficial interest and any possible liquidity issues may negatively impact the price of our shares or the ability of our shareholders to sell their shares at an acceptable price.

A significant number of our shares are eligible for future sale which could lower the market price for our shares.

     The sale of a large number of our shares of beneficial interest, or even the potential of those sales, would likely lower the market price of our shares. As of March 31, 2005, we had approximately 33,053,455 shares of beneficial interest outstanding, substantially all of which are freely tradable excluding the 4,210,526 shares of beneficial interest offered hereby. In addition, approximately 11.7 million shares may be issued upon the conversion of our outstanding convertible notes and upon the exercise of outstanding options at various times. We, each of our trustees and senior officers who hold shares or options and the selling securityholders under this prospectus have entered into lock-up agreements with the underwriters of the offering of our shares in February 2005 which prohibit us and each of these persons from selling our shares of beneficial interest or securities convertible into or exchangeable or exercisable for our shares of beneficial interest until August 7, 2005 or, in the case of the selling securityholders under this prospectus, until August 13, 2005, subject to certain exceptions.

Risks Related to Our Company

Our level of indebtedness could negatively impact our financial condition and results of operations.

     As of March 31, 2005, we had approximately €1,031.0 million of indebtedness outstanding, including $310 million in principal amount of 9.25% senior notes due 2013 that we sold in February 2005. We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:

•	our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us or at all;

•	a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

•	a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and

•	our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.

     Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal mill, our ability to successfully integrate the Celgar mill into our operations and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that the Stendal mill will be successful, that we will be able to successfully integrate the Celgar mill into our operations or that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

Our business is cyclical in nature.

     The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings. Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity. During 2001 and 2002, pulp list prices fell significantly. Although pulp prices have improved overall since then, we cannot predict the impact of continued economic weakness in certain world markets or the impact of war, terrorist activity or other events on our markets.

     Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulp logs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature and can vary significantly by location. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.

Our Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects.

     Stendal completed construction of the Stendal mill near the town of Stendal, Germany in the third quarter of 2004. The aggregate cost of the mill is approximately €1.0 billion. The performance of the Stendal mill will have a material impact on our financial condition and operating performance. The Stendal mill underwent operational testing in December 2004 so that continuous production from the mill can commence. The tests were generally successful and we have been ramping up pulp production at the mill. Our start-up of the Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects which could result in the Stendal mill experiencing operating difficulties or delays in the start-up period and the Stendal mill may not achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

The operations of the Celgar mill are subject to their own risks, which we may not be able to manage successfully.

     The financial results of the Celgar mill are subject to many of the same factors that affect our financial condition and results of operations, including the cyclical nature of the pulp and paper business, exposure to interest rate and currency exchange rate fluctuations, exposure to liability for environmental damage, the competitive nature of our markets and regulatory, legislative and judicial developments. The financial results of the Celgar mill could be materially adversely affected as a result of any of these or other related factors, which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.

Any failure to successfully integrate the Celgar mill with our business may adversely affect our results of operations.

     Our future performance will depend in part on whether we can integrate the recently acquired Celgar mill with our operations in an effective and efficient manner. The Acquisition is larger than any of the other acquisitions we have made. Integrating the Celgar mill with our operations will be a complex, time consuming and potentially expensive process and will be subject to various risks including:

•	diversion of management’s attention from our ongoing business;

•	the expense of upgrading the Celgar mill to enhance its operations may be more significant than currently anticipated;

•	difficulty integrating the operations, including financial and accounting functions, sales and marketing procedures, technology and other corporate administrative functions of the combined operations;

•	difficulty in establishing financial controls and procedures consistent with our own;

•	difficulty in converting the Celgar mill’s current business information systems to our system;

•	difficulty maintaining relationships with present and potential customers, distributors and suppliers of the Celgar mill due to uncertainties regarding service, production quality and prices; and

•	problems retaining key employees who were previously employed by Celgar.

     All of the pulp produced by the Celgar mill is currently sold by third party agents. We intend to perform some of its sales functions directly over time. We cannot assure you that our internal sales staff and third party agents will be able to sell the combined pulp production of our Rosenthal, Stendal and Celgar mills on terms as favorable as those achieved by such agents previously.

     We estimate that we will incur significant costs associated with the assimilation of the Celgar mill with our operations. The actual costs may substantially exceed our estimates and unanticipated expenses associated with such integration may arise. Furthermore, we may not be aware of all of the risks associated with the Acquisition and we may not have identified adverse information concerning the assets we have acquired. If the benefits of the Acquisition do not exceed the costs, our financial results will be adversely affected.

     We cannot guarantee that we will successfully integrate the Celgar mill with our operations. If we are unable to address any of these risks, our results of operations and financial condition could be materially adversely affected and the operations of the Celgar mill may not achieve the results or otherwise perform as expected.

We have only limited recourse under the acquisition agreement for losses relating to the Acquisition.

     The diligence conducted in connection with the Acquisition and the indemnification provided in the acquisition agreement may not be sufficient to protect us from, or compensate us for, all losses resulting from the Acquisition. Subject to certain exceptions, the maximum amount we may claim is limited to $30.0 million ($20.0 million in the case of environmental losses). Subject to certain exceptions, the vendor is only liable for misrepresentations or breaches of warranty for 15 months from the closing date of the Acquisition (12 months in the case of environmental losses). A material loss associated with the Acquisition for which there is no adequate remedy under the acquisition agreement that becomes known 15 months after the Acquisition (12 months in the case of environmental losses) could materially adversely affect our results of operations and financial condition and reduce the anticipated benefits of the Acquisition.

We may not be able to enhance the operating performance and financial results or lower the costs of the Celgar mill as planned.

     While we believe that there are a number of opportunities to reduce operating costs, increase production and improve the financial results of the Celgar mill, we may not be able to achieve our planned operating improvements, cost reductions, capacity increases or improved price realizations in our expected time periods, if at all. In addition, some of the improvements that we hope to achieve depend upon capital expenditure projects that we plan to implement at the Celgar mill. Such capital projects may not be completed in our expected time periods, if at all, may not achieve the results that we have estimated or may have a cost substantially in excess of our planned amounts.

Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.

     Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of trustees may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any failure by us to efficiently and effectively manage our growth could adversely affect our business.

     Expansion of our business, including, particularly, the integration of the Celgar mill into our operations and the commencement of full operations at the Stendal mill, may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially adversely affect our business and the price of our shares of beneficial interest.

We are exposed to currency exchange rate and interest rate fluctuations.

     Approximately 77% of our sales from our German operations in the first quarter of 2005 were in products quoted in U.S. dollars while most of our operating costs and expenses were incurred in Euros. In addition, all of the products sold by the Celgar mill are quoted in U.S. dollars and the costs of the Celgar mill are primarily incurred in Canadian dollars. Our results of operations and financial condition are reported in Euros. As a result, our revenues have in the past been adversely affected by the significant decrease in the value of the U.S. dollar relative to the Euro and, as a result of the Acquisition of the Celgar mill, may be adversely affected by a decrease in the value of the U.S. dollar relative to the Canadian dollar. Such shifts in currencies relative to the Euro and the Canadian dollar would reduce our operating margin and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal mill financing facility, which had kept Stendal from benefiting from the general decline in interest rates over the last two years. These derivatives are marked to market at the end of such reporting period and all unrealized gains and losses are recognized in earnings for the relevant reporting periods.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.

     A significant amount of our sales revenue is based on pulp sales quoted in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros and, since the Acquisition of the Celgar pulp mill, in Canadian dollars. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro.

     We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into currency swaps and currency forward contracts in connection with such facility. Rosenthal had also entered into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for 2004 included realized gains of €44.5 million on currency derivatives and unrealized net losses of €32.3 million on interest rate derivatives when they were marked to market. Further, in February 2005, we converted a large portion of our long-term indebtedness into U.S. dollars by issuing $310 million of senior notes to refinance all of Rosenthal’s bank indebtedness and to fund a portion of the purchase price for the Acquisition of the Celgar mill. In the first quarter of 2005, our operating results included unrealized net losses of €4.1 million upon the marked to market valuation of our currency derivatives and a marginal net gain on the marked to market valuation of our Stendal interest rate derivatives and settlement of our Rosenthal interest rate derivatives. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow. Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.

Fluctuations in the price and supply of our raw materials could adversely affect our business.

     Wood chips and pulp logs comprise the fiber used by the Rosenthal, Stendal and Celgar mills. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers.

     We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts at our German operations. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase as the Stendal mill reaches its full production capacity and as we upgrade the Celgar mill, and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow. In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in highly competitive markets.

     We sell our products globally, with a large percentage sold in Europe and Asia. The markets for our products are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. For both pulp and paper, many companies produce products that are largely standardized. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can. There can be no assurance that we will continue to be competitive in the future.

We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.

     Our operations are subject to numerous environmental laws as well as permits, guidelines and policies. These laws, permits, guidelines and policies govern, among other things:

•	unlawful discharges to land, air, water and sewers;

•	waste collection, storage, transportation and disposal;

•	hazardous waste;

•	dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;

•	the clean-up of unlawful discharges;

•	land use planning;

•	municipal zoning; and

•	employee health and safety.

     In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders, or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations. Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

     We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non-compliance with environmental laws by prior owners. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.

We are subject to risks related to our employees.

     The majority of our employees are unionized. The collective agreement relating to employees at our paper mills in Germany expires in the third quarter of 2005. We expect to negotiate a new collective agreement with employees at our paper mills in Germany in the fourth quarter of 2005. The collective agreement relating to our pulp workers at the Rosenthal mill expired in the first quarter of 2005. We expect to negotiate a new collective agreement with them in 2005. In addition, we may enter into an initial collective agreement with our pulp workers at the Stendal mill in 2005. The collective agreement relating to our hourly workers at the Celgar mill expires in 2008. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements or other satisfactory arrangements with our employees upon the expiration of our collective agreements or in conjunction with the establishment of a new agreement or arrangement with our pulp workers at the Stendal mill. This could result in a strike or work stoppage by the affected workers. The negotiation or renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on German federal and state government grants and guarantees.

     We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments fail to honor or be prohibited from honoring legislative grants and guarantees at Stendal, or should we be required to repay any such legislative grants, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on key personnel.

     Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

•	sales and marketing;

•	reducing operating costs;

•	identifying capital projects which provide a high rate of return; and

•	prioritizing expenditures and maintaining employee relations.

     The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.

We may experience disruptions to our production and delivery.

     Major production disruptions over an extended period of time, such as disruptions caused by fire, earthquake or flood or other natural disasters, as well as disruptions due to equipment failure due to wear and tear, design error or operator error, among other things, could adversely affect our business, financial condition, results of operation and cash flow. Our operations also depend upon various forms of transportation to receive raw materials and to deliver our products. Any prolonged disruption in any of these transportation networks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are required to assess our internal control over financial reporting on an annual basis.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the rules and regulations promulgated by the SEC to implement Section 404, we are required to furnish a report to be included in our Annual Report on Form 10-K by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

     As noted in our Annual Report on Form 10-K for 2004, we believe that we maintained effective internal control over financial reporting as of December 31, 2004. Pursuant to the acquisition of the Celgar mill in February 2005, we have instituted certain internal control over financial reporting at the Celgar mill. While we believe we have adequate internal control over financial reporting at the Celgar mill, we are continuing to refine and implement consistent procedures and controls at the mill and strengthen and integrate the mill’s business practices and internal controls. As a result, we may in the future identify deficiencies in the Celgar mill’s procedures and controls that we may need to remediate or we may need to implement improvements to the procedures and controls at the mill.

     Management’s assessment of internal control over financial reporting requires management to make subjective judgments and some of our judgments will be in areas that may be open to interpretation. Therefore our management report may be uniquely difficult to prepare and our auditors, who are required to issue an attestation report along with our management’s report, may not agree with management’s assessments. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with policies or procedures may deteriorate.

     If we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), investor perception of us may be materially adversely affected and, among other things, this could cause a decline in the market price of our securities.

Our insurance coverage may not be adequate.

     We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.

Our declaration of trust, shareholder rights plan and Washington State law may have anti-takeover effects which will make an acquisition of our company by another company more difficult.

     Our board of trustees is divided into three classes of trustees with staggered terms. The existence of a classified board may render certain hostile takeovers more difficult and make it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of our shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of our board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of our board of trustees in a relatively short period of time.

     We have adopted a shareholder rights plan pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock or shares of beneficial interest upon the happening of certain events. These rights could generally discourage a merger or tender offer for our shares of beneficial interest that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest. Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of our shares of beneficial interest. These measures may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of our shares of beneficial interest might consider in its best interest. We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19, which prohibits a Washington corporation, including our Company, from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales as well as certain transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an “acquiring person” is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation’s voting stock.

SELLING SECURITYHOLDERS

     The shares of beneficial interest offered by this prospectus were originally issued by us and sold in transactions exempt from the registration requirements of the Securities Act in offshore transactions under Regulation S of the Securities Act as part of the consideration of the Acquisition. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of beneficial interest listed below. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below (including the notes thereto), as well as the pledgees, donees, assignees, transferees, beneficiaries or other successors in interest selling shares received after the date of this prospectus from a named selling securityholder as a gift, pledge, partnership distribution, distribution by a receiver or trustee in bankruptcy for the account of creditors or other non-sale related transfer, and others who later hold any of the selling securityholders’ interests.

     We have agreed to file with the SEC the registration statement on Form S-3 of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective for a period of two years from the closing date of the Acquisition or such shorter period that will terminate when (i) all of the shares of beneficial interest covered by this prospectus have been sold pursuant to the registration statement, or (ii) the date on which all of the shares of beneficial interest covered by this prospectus may be sold to the public without restriction pursuant to Rule 144(k) under the Securities Act.

     The table below sets forth the name of each selling securityholder, the number of shares of beneficial interest held by each of them prior to this offering, the number of shares of beneficial interest that each selling securityholder may offer pursuant to this prospectus and the number and percentage of our outstanding shares of beneficial interest owned following this offering by each selling securityholder. Unless indicated below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

     The table below is based on information provided to us by each of the selling securityholders. Since the date on which the selling securityholders provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their shares in one or more transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus to the extent required.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the shares of beneficial interest offered hereby, we cannot estimate how many shares of beneficial interest that the selling securityholders will hold upon consummation of any such sales.

     Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of shares beneficially owned following the offering is based on 33,053,455 shares of beneficial interest outstanding on May 10, 2005.

	Number of Shares of
	Beneficial Interest	Number of Shares of	Shares of Beneficial	Percentage of
	Beneficially Owned	Beneficial Interest	Interest Beneficially	Shares Owned
	Prior to the	That May Be Sold	Owned Following	Following the
Name	Offering	Under this Prospectus	the Offering(1)	Offering
KPMG Inc.(2)	2,124,589	2,124,589	Nil	*

Royal Bank of Canada(3)	2,085,937	2,085,937	Nil	*

Total	4,210,526	4,210,526	Nil	*

*	Less than 1%.

(1)	Assuming all of the shares of beneficial interest offered hereby are sold.

(2)	KPMG Inc. is acting solely in its capacity as receiver of the assets of Celgar. The shares of beneficial interest referred to herein are part of the proceeds of realization of collateral held by KPMG Inc., as receiver, for distribution to the account of one of the secured creditors of Celgar, The Royal Bank of Scotland plc, or “RBS”, through its wholly owned subsidiary, National Westminster Bank plc. These shares are, or proceeds from any sale of them will be, held by KPMG Inc., as receiver, for distribution to the account of RBS. If requested by RBS, such shares will be transferred of record to RBS or beneficially with ownership of record held by KPMG Inc. for the benefit of RBS. Accordingly, RBS will be deemed to be a selling securityholder for all purposes hereunder without need for further supplement or amendment.

(3)	Our wholly owned subsidiary, Zellstoff Celgar Limited, has in place a $30 million revolving credit facility relating to our Celgar mill under which the Royal Bank of Canada is the agent and one of the lenders. In addition, an affiliate of the Royal Bank of Canada has acted as an underwriter on our behalf.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the shares of beneficial interest offered by this prospectus.

PLAN OF DISTRIBUTION

     The selling securityholders are offering the shares of beneficial interest covered by this prospectus. We will not receive any proceeds from the sale of the shares of beneficial interest by the selling securityholders. We are registering the shares of beneficial interest covered by this prospectus to permit the selling securityholders to publicly sell these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than selling expenses, discounts and commissions, in connection with the registration and sale of the shares of beneficial interest covered by this prospectus.

     The shares of beneficial interest covered by this prospectus may be sold from time to time by the selling securityholders or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders: (i) directly; or (ii) through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the shares of beneficial interest for whom they may act as agent. Unless otherwise permitted by law, if the shares of beneficial interest are to be sold by pledgees, donees, transferees or beneficiaries of, or other successors in interest to, the selling securityholders, including those named in the table under “Selling Securityholders” above (including the notes thereto), then we must distribute a prospectus supplement and/or file an amendment to the registration statement of which this prospectus is a part amending the list of selling securityholders to include the pledgee, transferee, or other successor in interest as selling securityholders under this prospectus.

     The shares of beneficial interest may be sold from time to time in one or more transactions at: (i) fixed prices, which may be changed; (ii) prevailing market prices at the time of sale; (iii) varying prices determined at the time of sale; or (iv) negotiated prices. The aggregate proceeds to the selling securityholders from the sale of the shares of beneficial interest will be the purchase price of the shares of beneficial interest less discounts and commissions, if any.

     The sale of the shares of beneficial interest may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of beneficial interest may be listed or quoted at the time of sale, including the Nasdaq National Market and the Toronto Stock Exchange;

•	in the over-the counter market;

•	by pledge to secure debts or other obligations;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options or other derivatives;

•	that are negotiated transactions; or

•	that are a combination of such methods of sale.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or Regulation S of the Securities Act may be sold under Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus.

     In connection with sales of the shares of beneficial interest, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares of beneficial interest in the course of hedging their positions. The selling securityholders may also sell the shares of beneficial interest short and deliver the shares of beneficial interest to close out short positions, or loan or pledge the shares of beneficial interest to broker-dealers that in turn may sell the shares of beneficial interest.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the shares of beneficial interest may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of beneficial interest purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions under the Securities Act. We know of no existing arrangements between any selling securityholder and broker-dealer, agent or underwriter relating to the sale or distribution of the shares of beneficial interest. Because selling securityholders may be deemed underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules under the Exchange Act may apply to sales of shares of beneficial interest in the market and to the activities of the selling securityholders and their affiliates.

     The shares of beneficial interest were issued and sold in February 2005 in transactions exempt from the registration requirements of the Securities Act in offshore transactions pursuant to Regulation S under the Securities Act. We have agreed to indemnify each selling securityholder, its officers, directors and employees and each person, if any, who controls or is controlled by such selling securityholder within the meaning of the Securities Act, and each selling securityholder has agreed to indemnify us, our directors, officers and employees and each person, if any, who controls Mercer International Inc. within the meaning of the Securities Act, against specified liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The validity of the shares of beneficial interest relating to this offering has been passed upon by Heller Ehrman LLP, our special United States counsel.

EXPERTS

     The financial statements as of December 31, 2004 and 2003 and for each of the years then ended and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The annual audited consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows of Mercer for the year ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of Peterson Sullivan P.L.L.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

     The annual audited balance sheets of Stone Venepal (Celgar) Pulp Inc. as at December 31, 2004 and 2003 and the related consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002 incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K/A filed on June 14, 2005 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC for the shares of beneficial interest offered by this prospectus. This prospectus does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings, including the registration statement, are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference rooms. The documents that we have filed with the Canadian securities regulatory authorities are available on the World Wide Web at http://www.sedar.com. Our shares of beneficial interest are quoted on the NASDAQ National Market and are listed on the Toronto Stock Exchange. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C., 20006-1506. You may also obtain copies of these reports from us at the addresses set forth under “Incorporation of Certain Information by Reference.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it. This permits us to disclose important information to you by referring you to those documents. Any information referred in this way is considered part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on February 3, 2005, February 11, 2005, February 18, 2005, March 11, 2005, March 29, 2005 and May 10, 2005 and on Form 8-K/A filed on June 3, 2005 and June 14, 2005; and

•	The description of our shares of beneficial interest contained in the Registration Statement on Form 10 filed under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendments or reports filed for the purpose of updating such description.

     We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of this offering.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide promptly without charge to you, upon oral or written request, a copy of any document incorporated by reference in this prospectus, other than exhibits to these documents unless the exhibits are specifically incorporated by reference in these documents. Requests should be directed as follows:

Mercer International Inc.	Mercer International Inc.
14900 Interurban Avenue South	650 West Georgia Street
Suite 282	Suite 2840, P.O. Box 11576
Seattle, Washington	Vancouver, British Columbia
USA 98168	V6B 4N8 Canada
Telephone: (206) 674-4639	Telephone: (604) 684-1099
Attention: Investor Relations	Attention: Investor Relations

     You should request any such information at least five days in advance of the date on which you expect to make your decision with respect to this offer.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses payable by us in connection with the distribution of the securities being registered. All the amounts shown are estimates, except the SEC registration and filing fee.

SEC Registration and Filing Fee	$3,578
Legal Fees and Expenses	70,000
Accounting Fees and Expenses	55,000
Miscellaneous Expenses	10,000

Total	$138,578

Item 15. Indemnification of Directors and Officers

     Section 23.90.060 of the Massachusetts Trust Act of 1959 (the “Massachusetts Act”) provides that certain sections of the Washington Business Corporation Act (the “Corporation Act”) relating to the limitation of liability of directors and their indemnification apply to companies organized under the Massachusetts Act. Section 23B.08.320 and Sections 23B.08.500 to 23B.08.600 set out provisions relating to the limitation of liability and indemnification of directors and officers of a corporation. Section 23B.08.320 of the Corporation Act provides that a company’s articles of incorporation may contain provisions not inconsistent with law that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, other than for certain acts or omissions, including those than involve the intentional misconduct by a director or a knowing violation of law by a director. Section 6.1 of the Restated Declaration of Trust, as amended, of Mercer provides that no trustee, officer or agent of the Trust shall be liable to the Trust or any trustee for any act or omission of any other trustee, shareholder, officer or agent of the Trust or to be held to any personal liability whatsoever in tort, contract or otherwise in connection with the affairs of the Trust except only that arising from his own willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

     Section 23B.08.560 of the Corporation Act provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a company will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Section 23B.08.510 through 23B.08.550 of the Corporation Act, provided that no such indemnity shall indemnify any director (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of the law by the director, (ii) for conduct violating Section 23B.08.310 of the Corporation Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

     Section 6.4 of the Restated Declaration of Trust, as amended, of Mercer provides that any person made a party to any action, suit or proceeding, or against whom a claim or liability is asserted by reason of the fact that he, his testator or intestate was or is a trustee, officer or agent of the Trust or active in such capacity on behalf of the Trust, shall be indemnified and held harmless by the Trust against judgments, fines, amounts paid on account thereof (whether in settlement or otherwise) and reasonable expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense of such action, suit, proceeding, claim or alleged liability or in connection with any appeal therein, whether or not the same proceeds to judgment or is settled or otherwise brought to a conclusion; provided, however, that no such person shall be so indemnified or reimbursed for any claim, obligation or liability which arose out of the trustee’s, officer’s or agent’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty; and provided further, that such person gives prompt notice thereof, executes such documents and takes such action as will permit the Trust to conduct the defense or settlement thereof and cooperates therein. In the event of a settlement approved by the trustees of any such claim, alleged liability, action, suit or proceeding, indemnification and reimbursement shall be provided except as to such matters covered by the settlement which the Trust is advised by its counsel arouse from the trustee’s, officer’s or agent’s willful misfeasance, bad faith, gross negligence, or reckless disregard of duty. Such rights of indemnification and reimbursement shall be satisfied only out of the trust estate. The rights accruing to any person under these provisions shall not include any other right to which he may be lawfully entitled, nor shall anything contained herein restrict the right of the Trust to indemnify or reimburse such person in any proper case even though not specifically provided for herein, nor shall anything contained herein restrict such right of a trustee to contribution as may be available under applicable law.

     We have entered into indemnity agreements with each of our trustees and an officer of Mercer. We have agreed under each of these agreements to indemnify each of our trustees and such officer against any and all claims and costs that are or may be brought against him as a result of his being one of our trustees, officers or employees or that of a company related to us. However, under the agreements, we are not obligated to indemnify a trustee or such officer against any claims or costs in certain instances, including if it is determined that the trustee or such officer failed to act honestly and in good faith with a view to our best interests, if the trustee or such officer failed to disclose his interest or conflicts as required under corporate legislation in Washington state or we are not permitted to indemnify the trustee or such officer under such legislation, or if the trustee or such officer has violated any insider trading rules under United States federal and state securities laws.

     If there is a change in control (as defined in the agreement) of the Company other than a change in control which has been approved by a majority of our trustees, we are required to seek legal advice as to whether and to what extent a trustee or such officer would be permitted to be indemnified under applicable law. In addition, the agreements allow us to defend any claim made against a trustee or such officer.

Item 16. List of Exhibits

3.1(a)(1)	Restated Declaration of Trust of the Company as filed with the Secretary of State of Washington on June 11, 1990 together with an Amendment to Declaration of Trust dated December 12, 1991.

3.1(b)(1)	Amendments to Declaration of Trust dated July 8, 1993; August 17, 1993; and September 9, 1993.

3.2(1)	Trustees’ Regulations dated September 24, 1973.

4.1(2)	Registration Rights Agreement dated November 22, 2004 between Mercer International Inc. and KPMG Inc.

4.2(3)	Amendment to Registration Rights Agreement dated May 30, 2005 between Mercer International Inc. and KPMG Inc.

4.3(3)	Registration Rights Agreement dated February 10, 2005 between Mercer International Inc. and Royal Bank of Canada.

4.4(3)	Amendment to Registration Rights Agreement dated May 30, 2005 between Mercer International Inc. and Royal Bank of Canada.

4.5(4)	Registration Rights Agreement dated as of October 10, 2003 between Mercer International Inc. and RBC Dain Rauscher Inc.

4.6(5)	Shareholder Rights Plan.

4.7(6)	First Amendment to Rights Agreement.

5.1	Opinion of Heller Ehrman LLP.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Peterson Sullivan PLLC.

23.4	Consent of Heller Ehrman LLP (included in exhibit 5.1).

24.1	Power of Attorney (included on signature page of this registration statement).

(1)	Filed in Form 10-K for prior years.

(2)	Incorporated by reference to the Form 8-K filed by the Registrant with the SEC on November 23, 2004.

(3)	Incorporated by reference to the Form 8-K filed by the Registrant with the SEC on November 23, 2004, as amended on June 3, 2005.

(4)	Incorporated by reference to the Form 8-K filed by the Registrant with the SEC on October 16, 2003.

(5)	Incorporated by reference to the Form 8-K filed by the Registrant with the SEC on December 24, 2003.

(6)	Incorporated by reference to the Form 8-K filed by the Registrant with the SEC on February 11, 2005.

Item 17. Undertakings

          The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berlin, Germany on the 14th day of June, 2005.

MERCER INTERNATIONAL INC.
By:	/s/ Jimmy S.H. Lee
	Name:	Jimmy S.H. Lee
	Title:	Chief Executive Officer

     Each person whose individual signature appears below hereby constitutes and appoints Jimmy S. H. Lee and David M. Gandossi, or either of them, as attorneys-in-fact, with full power of substitution, to execute in the name of and on behalf of each person, individually and in each capacity stated below, and to file with the SEC, any and all amendments to this registration statement, including any and all post–effective amendments, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of this Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Title:	Date:

/s/ Jimmy S.H. Lee	Chief Executive Officer	June 14, 2005

Jimmy S.H. Lee

/s/ David M. Gandossi	Chief Financial Officer	June 14, 2005

David M. Gandossi

/s/ Guy W. Adams	Trustee	June 14, 2005

Guy W. Adams

/s/ Eric Lauritzen	Trustee	June 14, 2005

Eric Lauritzen

/s/ William D. McCartney	Trustee	June 14, 2005

William D. McCartney

/s/ Graeme A. Witts	Trustee	June 14, 2005

Graeme A. Witts

/s/ Kenneth A. Shields	Trustee	June 14, 2005

Kenneth A. Shields

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